                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          The France Growth Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    35177K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Moritz A. Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 31, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                Page 1 of 5 Pages


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

----------------------                                      -------------------
 CUSIP No.: 35177K108                  13D                   Page 2 of 5 Pages
----------------------                                      -------------------

------------------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                Bankgesellschaft Berlin AG
------------------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a) [ ]
                                                                                  (b) [ ]
------------------------------------------------------------------------------------------
 3     SEC USE ONLY
------------------------------------------------------------------------------------------
 4     SOURCE OF FUNDS                                                                 WC
------------------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL                                               [ ]
       PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) OR 2(e)
------------------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 Federal Republic of Germany
------------------------------------------------------------------------------------------
      NUMBER OF              SOLE VOTING POWER                                  2,561,000
       SHARES
------------------------------------------------------------------------------------------
    BENEFICIALLY             SHARED VOTING POWER                                        0
       OWNED
------------------------------------------------------------------------------------------
       BY EACH               SOLE DISPOSITIVE POWER                             2,561,000
      REPORTING
------------------------------------------------------------------------------------------
       PERSON                SHARED DISPOSITIVE POWER                                   0
        WITH
------------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON                                                 2,561,000
------------------------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW
       (11) EXCLUDES CERTAIN SHARES                                                   [ ]
------------------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)                                                                 16.76%
------------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON                                                        BK
------------------------------------------------------------------------------------------


                                Page 2 of 5 Pages

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         This Amendment No. 7 amends and supplements Items 3, 4 and 5 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase the 2,561,000 shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $34,755,726 (exclusive of commissions).

ITEM 4.  PURPOSE OF TRANSACTION

         As previously disclosed, in the fall of 1999, the Bank submitted a proposal that the Fund convert into an open-end fund, together with a supporting statement, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The proposal and supporting statement were intended for inclusion in the proxy statement of the Fund relating to the annual meeting of shareholders scheduled for April 26, 2000 ("the Annual Meeting"). Another shareholder submitted a very similar proposal under Rule 14a-8 for inclusion in the Fund's proxy statement relating to the Annual Meeting. Since the proposals were very similar, the Soliciting Shareholder agreed with the Fund that its proposal would not be included in the Fund's proxy statement, but that its supporting statement would be included. Accordingly, the Soliciting Shareholder's supporting statement is included as Supporting Statement No. 2 under the third proposal included in the Fund's proxy statement.

         In the Bank's initial filing of its Schedule 13D, the Bank indicated that it might consider seeking representation of the Board of Directors of the Fund ("the Board"). The Bank believes that in order to enhance shareholder value it is imperative that the interests of the Board be aligned with the shareholders, and not with the management of the Fund or its investment advisor. Accordingly, the Bank has determined to solicit proxies of the shareholders of the Fund to vote in favor of two nominees of the Bank to the Board at the election scheduled to occur at the Annual Meeting and, in connection therewith, filed preliminary proxy materials with the Securities and Exchange Commission on March 29, 2000.

         Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The financial statements included in the Fund's annual report for the period ended December 31, 1999 indicate that, as of December 31, 1999, there were 15,280,000

                                Page 3 of 5 Pages

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shares of Common Stock outstanding. The percentage set forth in this Item 5(a)
was derived using such number.

         The Bank is the beneficial owner of 2,561,000 shares of Common Stock, which constitute approximately 16.76% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) Since the filing of Amendment No. 6 to its Schedule 13D with respect to the shares of Common Stock of the Fund, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange:


           Date           Number of Shares Purchased     Price Per Share
           ----           --------------------------     ---------------
     February 14, 2000              39,600                   $16.1250
     February 23, 2000              22,900                    16.1220
         March 1, 2000               4,500                    16.4375
         March 2, 2000               8,000                    16.8125
         March 2, 2000              12,000                    16.7708
         March 3, 2000               5,000                    17.2500
        March 13, 2000               3,000                    17.4375
        March 14, 2000               6,000                    17.0146


         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.


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                                    SIGNATURE


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2000                BANKGESELLSCHAFT BERLIN AG


                                         By: /s/ Gregory L. Mellville
                                             -----------------------------
                                         Name: Gregory L. Melville
                                         Title: Assistant Director

                                         By:  /s/ Moritz Sell
                                              ----------------------------
                                         Name:  Moritz Sell
                                         Title: Market Strategist























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